Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Royal & Sun Alliance Insurance Group plc

2)   Name of shareholder having a major interest

Standard Life Investments Limited

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Standard Life Investments Limited	43,686,864	3.03%

Group Holding	43,686,864	3.03%

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding Designation

Stanlife Nominees Limited		43,686,864

	Total	43,686,864

5)   Number of shares/amount of stock acquired

2,000,000 ordinary shares of 27.5p each

6)   Percentage of issued class

0.14%

7)   Number of shares/amount of stock disposed

Not applicable

8)   Percentage of issued class

Not applicable

9)   Class of security

Ordinary shares of 27.5p each

10)   Date of transaction

12 May 2003

11)   Date company informed

13 May 2003

12)   Total holding following this notification

43,686,864 ordinary shares of 27.5p each

13)   Total percentage holding of issued class following this notification

3.03%

14)   Any additional information

15)   Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16)   Name and signature of authorised company official responsible for making this notification

Jan Miller
Group Company Secretary

     Date of notification     13 May 2003